Filed by BioSante Pharmaceuticals, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-188174

Subject Company: BioSante Pharmaceuticals, Inc.

Exchange Act File Number: 001-31812

The following news release was issued by BioSante Pharmaceuticals, Inc. on June 10, 2013

BioSante Pharmaceuticals, Inc. 111 Barclay Boulevard Lincolnshire, Illinois 60069 www.biosantepharma.com

FOR IMMEDIATE RELEASE	NASDAQ: BPAX

Leading Independent Proxy Advisory Firms
ISS and Glass, Lewis & Co., LLC

Recommend Vote “FOR” BioSante/ANI Merger

LINCOLNSHIRE, Illinois (June 10, 2013) BioSante Pharmaceuticals, Inc. (NASDAQ: BPAX) today announced that ISS Proxy Advisory Services and Glass, Lewis & Co., LLC, two leading independent proxy advisory firms, have recommended that BioSante stockholders vote “FOR” all proposals related to the merger of ANIP Acquisition Company d/b/a ANI Pharmaceuticals, Inc. into an acquisition subsidiary of BioSante being submitted to a vote of BioSante stockholders at its upcoming special meeting of stockholders scheduled to be held on June 19, 2013.

In recommending that all of the merger related proposals be approved, ISS noted, “Thus, in light of the reasonable strategic rationale for the merger and the potential value received by BioSante shareholders, support for this merger is warranted.”*

Glass Lewis noted, “In our view, these analyses support the notion that BioSante shareholders will retain a fairly significant portion of the combined firm relative to the implied value of the assets to be contributed by ANI. Further, we believe that the amended terms to the CVRs will provide the Company’s shareholders with greater potential upside.”*

BioSante encourages all stockholders to vote their shares today by calling (800) 357-9167.  No confidential information will be required and the call will only take a moment. Each stockholder’s vote is critical to the success of the merger whether the position be 100,000 shares or even 1,000 shares. The board of directors of BioSante unanimously recommends that stockholders vote “FOR” the issuance of BioSante common stock in the merger and all related proposals being submitted to a vote of BioSante stockholders.

BioSante stockholders who need assistance in voting their shares or who have questions regarding BioSante’s special meeting may contact The BioSante Proxy Information Line toll-free at (800) 357-9167 or AST Phoenix Advisors at (877) 478-5038.

Neither of these recommendations was solicited by BioSante or ANI, and no fees were paid by BioSante or ANI to either of these companies.

*  Please note that permission to use this quotation was neither sought nor obtained.

About BioSante Pharmaceuticals, Inc.

BioSante’s corporate strategy is to develop high value medically-needed pharmaceutical products and to implement strategic alternatives with respect to its products and its company, including licenses, business collaborations and other business combinations or transactions with other pharmaceutical and biotechnology companies.  BioSante’s products include LibiGel® (transdermal testosterone gel) for the treatment of female sexual dysfunction (FSD), specifically hypoactive sexual desire disorder (HSDD), which is in Phase III development.  BioSante’s other products include an FDA-approved testosterone gel for male hypogonadism, which is licensed to Teva Pharmaceuticals USA, Inc., and the Pill-Plus™, an oral contraceptive in Phase II clinical development by Pantarhei Bioscience B.V.  BioSante’s first FDA-approved product, Elestrin™ (estradiol gel) indicated for the treatment of hot flashes associated with menopause, is marketed in the U.S. by Meda Pharmaceuticals, BioSante’s licensee.

Forward-Looking Statements

To the extent any statements made in this news release deal with information that is not historical, these are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the proposed merger with ANI and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “expects,” “plans,” “potential,” “future,” “believes,” “intends,” “continue,” other words of similar meaning, derivations of such words and the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause the actual results of BioSante and the combined company after the merger to be materially different than those expressed in or implied by such forward-looking statements. Particular uncertainties and risks include, among others, the failure of BioSante stockholders to approve the transaction, the failure of either party to meet the conditions to closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and ANI may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the risk that the CVRs may not be paid out or result in any value to BioSante stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s and the combined company’s licensees or sublicensees.  More detailed information on these and additional factors that could affect BioSante’s actual results are described in BioSante’s filings with the Securities and Exchange Commission, including the registration statement on Form S-4 filed by BioSante in connection with the merger.  All forward-looking statements in this news release speak only as of the date of this news release and are based on BioSante´s current beliefs and expectations. BioSante undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante has filed with the SEC and the SEC has declared effective a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final joint proxy statement/prospectus was sent to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety because they contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For information about BioSante, please contact:

Phillip Donenberg

(847) 478-0500 ext. 120